July 20, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Nxu, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed July 10, 2023

File No. 333-272793

Ladies and Gentlemen:

On behalf of our client, Nxu, Inc. (the “Company”), we are writing to submit the Company’s response to the oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on July 10, 2023 (the “Registration Statement”).

We have set forth below the comment from the Staff, in bold, and the Company’s response thereto.

General

1.	Please ensure all filings of the Company are accessible through CIK number 0001722969.

Response: We have been advised by EDGAR Corrections that filings under separate CIK numbers cannot be merged or moved. As a result, prior to requesting effectiveness of the Registration Statement, we propose to file a Form 8-K under Item 8.01, substantially in the form attached as Exhibit A hereto, disclosing that certain filings of the Company were made under another, inactive CIK of the Company. In the Form 8-K, we will include a hyperlink to the filings made under CIK number 0001971382 and an explanatory note confirming that all future filings of the Company will be under the CIK number 0001722969 and no further filings of the Company will be made under CIK 0001971382.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Nxu, Inc.

EXHIBIT A

Proposed Form of Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July [•], 2023

Nxu, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-41509	92-2819012
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

1828 N. Higley Rd. Ste 116, Mesa, AZ 85205
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (602) 309-5425

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13©(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	NXU	NASDAQ

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) of Rule 12B-2 of the Securities Exchange act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Matters.

On May 12, 2023 and May 17, 2023, Nxu, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form 8-A and a Registration Statement on Form S-8 (together, the “Registration Statements”), respectively, with the U.S. Securities and Exchange Commission. In addition, the Company filed a Current Report on Form 8-K under Items 5.02 and 9.01 (the “Form 8-K”). Finally, on June 16, 2023, The Nasdaq Stock Market LLC filed a Certification of the Registration Statement on Form 8-A (the “Certification” and, collectively with the Registration Statements and the Form 8-K, the “Subject Company Filings”). The Subject Company Filings were filed under Central Index Key (“CIK”) number 0001971382, which is an inactive CIK number of the Company. Going forward, the Company intends to make all filings under CIK number 0001722969 and no further filings of the Company will be made under CIK 0001971382, other than necessary amendments to the Registration Statements that are not able to be filed under CIK number 0001722969, if any.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nxu, Inc.

By:
Name: Mark Hanchett
Title: Chief Executive Officer

Dated: July [•], 2023